KILPATRICK TOWNSEND & STOCKTON LLP www.kilpatricktownsend.com Suite 2800 1100 Peachtree St. Atlanta GA 30309-4528 t 404 815 6500 f 404 815 6555

September 30, 2011	direct dial 404 815 6270 direct fax 404 541 3400 JStevens@kilpatricktownsend.com

VIA EDGAR, FEDERAL EXPRESS AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4651
Washington, D.C. 20549
Attention:  Michael R. Clampitt, Senior Attorney Advisor

Re:	Oconee Financial Corp. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 Form 10-Q for the Fiscal Quarter Ended June 30, 2011 Filed August 10, 2011 File No. 0-25267

Dear Mr. Clampitt:

At the request and on behalf of our client, Oconee Financial Corporation (the “Company”), we provide the below response to the Staff’s comment letter to the Company dated September 1, 2011 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on March 31, 2011, and Form 10-Q for the fiscal quarter ended June 30, 2011, filed with the Commission on August 10, 2011 (File No. 0-25267).

The Company’s responses are keyed to correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for ease of reference.  Unless the context requires otherwise, references to we, our, us or the Company in the response below refer to Oconee Financial Corporation.  In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Form 10-K for the Fiscal Year Ended December 31, 2010

Markets, page 1

1.
In future filings, please describe the principal economic features and condition of your market area. As warranted, consider including figures for change in average income, unemployment, home sales and prices, and the like.

Letter to the Securities and Exchange Commission
September 30, 2011

Response:

The requested revision will be made in the Company’s future filings.  The Company’s proposed revision is provided below:

Oconee County has been named as one of the best places to live in rural America by a national publication.  Average household income for Oconee County in 2009 was $74,630, which ranked it as the third highest in the state of Georgia.  While overall unemployment remains at historically high levels, Oconee County had the lowest level of unemployment of any county in Georgia in 2010, at 6.6%.  Home sales have slowed down significantly over the past three years, but the location of Oconee County, connected to the major markets of Atlanta, Augusta, and Macon via several well-developed arteries, continues to make it a very desirable location in which to live and work.

MD&A
Financial Condition

2.
Please revise future filings, such as the MD&A in your Forms 10-Q and risk factors in your Forms 10-K that addresses the following trends or advise us as to why you believe such disclosures are unnecessary:

•
The discontinuance of brokered deposits which declined from $9.3 million at December 31, 2009 to $0 at December 31, 2010 and its ongoing impact on the Company and whether any waivers have been or will be sought;

Response:

As of December 31, 2010, the Bank had no brokered deposits.  This was a $9.3 million reduction from December 31, 2009 levels.  As a provision of the Bank’s Consent Order, the Bank may not accept, renew or rollover brokered deposits without obtaining a brokered deposit waiver from the Federal Deposit Insurance Corporation (“FDIC”).  During 2010, the Bank did not seek a waiver regarding brokered deposits, and it has no plans to seek a waiver in the immediate future, as management anticipates local core deposits to provide a sufficient source of liquidity going forward.  As necessary, we will revise future filings to describe our discontinuance of brokered deposits and its impact on the Bank.

•	The increase in nonaccrual loans and classified assets and its impact going forward on the Company and the consent agreement requiring classified asset reductions;

Response:

Additional clarification will be added to the Company’s MD&A in future filings.  The Company’s proposed additional disclosure is shown in Exhibit A.

•
The decrease of your Leverage ratio below the consent agreement requirement and in decline since December 31, 2009 and its impact on the Company going forward as well as the Company’s plan to address the shortfall; and,

Letter to the Securities and Exchange Commission
September 30, 2011

Response:

At June 30, 2011, the Bank had a Tier 1 Leverage Ratio of 7.51%, which was below the 8.00% minimum  requirement contained in the Consent Order.  The Bank’s strategies for addressing this shortfall include the following:

A. Reducing non-essential operating expenses in an effort to return to profitability.  Some examples of this strategy that have already been put into place include:

▪
A reduction in force initiative which will reduce salary expense approximately $373,000 on an annual basis.  This reduction was accomplished through a combination of salary cuts, furlough days and lay-offs.  The plan was executed in late July 2011.

▪
Closing the Bank’s University Parkway branch in February 2012.  This branch is currently leased by the Bank with a monthly rent of $7,467 per month.  The lease term is for ten years with the Bank having an option to terminate the lease after five years.  The early termination date is February 2012.  Management estimates the total savings from the termination of the lease will be approximately $100,000 per year.

B. Continuing to shrink the Bank’s balance sheet through deposit run-off.  The Bank will continue to take opportunities to reduce its balance sheet through reducing its deposit liabilities in light of limited demand for new loans.  Management will continue to monitor liquidity levels closely to ensure that adequate funds are available for operations.  Should funds held as deposits not be sufficient, the Bank will liquidate securities to provide needed liquidity.

C. Should the above strategies not be sufficient to return the Bank to a satisfactory Tier 1 Leverage Ratio, management of the Bank will pursue additional opportunities to raise capital.

We will revise future filings to include a more complete discussion of these issues similar to the discussion contained in this response to the Staff’s comment.

•	The substantial increase in TDR’s from $4 million at December 31, 2010 to $16 million at June 30, 2011 and whether this growth is expected to continue.

Letter to the Securities and Exchange Commission
September 30, 2011

Response:

The increase in Troubled Debt Restructurings (“TDR’s”) from $4 million at December 31, 2010 to $16 million at June 30, 2011 was the result of recasting and lengthening the amortization schedule on existing loans in order to work with customers who are struggling in the weak economy.  Additionally, TDR’s were the subject of new guidance released by the Financial Accounting Standards Board (“FASB”) in the fall of 2010 through the first half of 2011.  This new guidance has provided additional clarity on the process of identifying TDR’s and as a result, there is an increased focus on this area.  Management is not able to project the future levels of TDR’s for the Bank; however, given the very nature of TDR’s being vested in borrowers who are struggling financially, the likelihood of increased or decreased levels of these accounts going forward is highly dependent upon the economic conditions of our markets and the financial strength of our borrowers.  If conditions improve, these levels would be more likely to stabilize for a period and then decline.  If conditions remain weak or worsen, the opposite result would be likely.  As necessary, we will revise future filings to describe any substantial increase in TDR’s and, to the extent possible, whether such growth is expected to continue.

3.	In addition, please advise us as to the aggregate dollar amount of loans whose terms were extended but were not considered TDR’s at both June 30, 2010 and June 30, 2011.

Response:

The aggregate dollar amount of loans whose terms were extended but were not considered TDR’s was $8.6 million at June 30, 2010 and $810,000 at June 30, 2011.

Note 8. Income Taxes, page F-23

4.
We note you have net losses for the six-months ended June 30, 2011 and also fiscal years ended 2010 and 2009. Please tell us in detail and revise future filings to explain your basis for concluding that no valuation allowance of your net deferred income taxes is needed. Specifically discuss the facts and circumstances including the nature of the positive and negative evidence you considered and how that evidence was weighted in your determination of whether each significant deferred tax asset was more likely than not to be realized. Refer to guidance starting at ASC 740-10-30-16.

Response:

In paragraphs 92 through 98 of Statement of Financial Accounting Standards 109, the FASB clearly documented its position that a valuation allowance is not required when it is “more likely than not” that the deferred tax asset will be realized before the expiration of any applicable carry-forward periods.  The FASB further documented that “the criterion required for measurement of a deferred tax asset should be one that produces accounting results that come closest to the expected outcome, that is realization or non-realization of the deferred tax asset in future years.”  We believe, and our auditors concur, that based on generally accepted accounting principles (“GAAP”) and our particular facts and circumstances, both positive and negative, it is more likely than not that our $2.3 million of deferred tax assets will be realized in full within four to seven years and that our net operating loss carry-forwards will be realized in full within seven years.

Letter to the Securities and Exchange Commission
September 30, 2011

Accordingly, we have determined that no valuation allowance of our net deferred income taxes is required.  We will continue to evaluate our deferred tax assets position on an ongoing basis and provide a valuation allowance, if necessary, in future periods based on our assessment of the factors as of such dates.  We will also provide additional information in future filings to state more clearly the positive and negative factors included in our deferred tax assets analysis to enable readers to better understand our analysis and basis of our decision regarding a valuation allowance.

Outlined below are the positive and negative factors we have considered in our professional judgment and a description of how these factors and their relative weighting lead to our conclusion under GAAP that no valuation allowance is required.

Positive Factors

The following is a summary of the material positive factors that we have considered.

A.
Future Earnings Projections – Most significant of all factors, based on very conservative assumptions, we project positive future earnings that are more than sufficient to allow us to utilize all of our deferred tax assets within four to seven years and that our net operating loss carry-forwards will be realized in full within seven years.  Even assuming no loan growth and a net interest margin of 3.25%, all of our deferred tax assets would be realized within five to nine years.

B.
Stable Net Interest Margin – Our net interest margin was under considerable pressure in late 2008 due to industry-wide liquidity problems.  Also, in late 2007 through 2008, as the prime rate sharply dropped, our floating loan rates dropped more quickly and, due to our desire to maintain a comfortable liquidity position, we were unable to lower deposit rates correspondingly.  As a result, our net interest margin compressed.  Since the fourth quarter of 2008, however, liquidity pressures have eased, and we have been rebuilding our margin by adjusting loan and deposit pricing.  With our current net interest margin at 3.35%, we believe with our excess liquidity and maintaining our neutral net interest sensitively position that we will be able to maintain a steady and slightly improving margin throughout a changing interest rate cycle.

C.
Core Deposit Base – The Bank is currently funded through local core deposits.  Historically, the Bank has not had any dependence on brokered or internet deposits and only used such deposits from time to time when strategically beneficial.  This is anticipated to continue to be the case.  In addition, the Bank has seen a reduction of time deposits over the past four years of approximately $34.4 million.  By eliminating these higher-rate deposits, the Bank has seen considerable savings in interest expense over that period.  The Bank has maintained adequate liquidity levels and does not anticipate any funding crisis going forward which would change the Bank’s strategies involving deposit management.

D.
Improved Competitive Landscape – The wave of recent bank failures – 25% of which have been in Georgia – and the expectation of more to come have significantly changed the competitive landscape within our markets.  With the elimination of weaker community banks, the less rational loan and deposit pricing which adversely impacted our margins for several years through 2008 has been reduced.  Banks that survive the current economic cycle should thrive in the new competitive landscape.

Letter to the Securities and Exchange Commission
September 30, 2011

E.
Long-Term Earnings History – We enjoy the leading deposit market share in Oconee County and by providing the highest quality customer service, we believe we have established ourselves as the bank of choice in our market.  We are of sufficient size to be able to provide all of the services of the large regional banks while also operating as a community bank with close ties to the communities in which we operate.

F.
Tax Planning Strategies Available – If we were to approach the 20-year expiration date of our net operating loss carry-forward periods, there are a number of strategies we could implement to utilize any then-remaining portion of those deferred tax assets.

●	First, we could sell securities that today have a gain that would generate approximately $2.3 million in taxable income.

●
Second, with our three branches and other real estate assets, we have approximately $3.9 million in book value of real property that could generate approximately $2.1 million in taxable gains through sale and leaseback transactions.

These tax strategies could alone generate approximately $4.4 million in taxable income resulting in the utilization of $1.7 million of our $2.3 million of deferred tax assets based on current state and federal tax rates.

Negative Factors

The following is a summary of the material negative factors that we have considered.

A.
Recent Cumulative Pre-Tax Losses – The recent cumulative pre-tax losses are a negative factor in analyzing our ability to fully use our deferred tax assets.  We incurred our first pre-tax loss quarter in the fourth quarter of 2008, and our cumulative pre-tax loss since that time (through June 30, 2011) is $6.2 million.  In some circumstances, such a result could lead to doubt about a return to significant profitability.

B.
Uncertain Duration and Impact of Weak Economy – While no one believes the economy will remain weak forever, the duration is unknown and its ongoing impact on the banking industry is uncertain.  A weak economy means weak loan demand, and the associated higher unemployment level puts further pressure on loan demand and repayment.  While the banking industry has shown a historical ability to recover from past economic cycles, the length and duration of this cycle is unknown.  As a result, above normal credit losses could recur and result in prolonged future losses.

C.
Regulatory Restrictions – The Bank is currently subject to a Consent Order issued by the FDIC and the Georgia Department of Banking and Finance.  While the Consent Order generally does not negatively impact our business, it contains certain capital and other restrictions applicable to the Bank.  Because we are not currently in full compliance with the Consent Order, we could become subject to additional, heightened enforcement actions and orders that could restrict our ability to develop new business and restrict our existing business.  We could also be required to raise additional capital or dispose of assets or liabilities.  Any of these developments could have a negative impact on our profitability.

Letter to the Securities and Exchange Commission
September 30, 2011

Weighting of Positive and Negative Factors

We have compared all of the positive and negative factors, carefully assessing their relative likelihood and implications.  We have determined in our professional judgment that the positive factors demonstrably outweigh the negative factors, both as a result of specific counterpoints to such negative factors and the overall compelling force of the positive factors.  That analysis supported a conclusion that no deferred tax assets valuation allowance is required by or warranted under GAAP.

Taking each of the negative factors in turn, we point out the following:

A.	Recent Cumulative Losses – This is the single most significant factor, but even it is not very meaningful because:

●	The Bank has a long history of profitable performance since it opened in 1960, over fifty years ago.

●
The three and a half years of losses we are experiencing are an aberration caused by an economic crisis like none seen since the Great Depression.  It would be inconsistent with ASC 740 either to assume it will continue forever or to attribute to it more future significance than is warranted.  The credit cycle and recent losses reflect an aberration rather than a fundamental flaw in our business model or the banking industry as a whole.

●
Approximately $12.4 million of our pre-tax losses since 2007 were the result of charge-offs of construction and development loans and loans in the hotel and motel industries, business lines in which we have actively sought to reduce our exposure.  In addition, approximately $2.2 million of our pre-tax losses since 2007 were the result of write-downs and losses on sales of other real estate owned, consisting primarily of properties that were previously securing construction and development loans and loans in the hotel and motel industries.  At December 31, 2006 we had $80.5 million in construction, development, hotel and motel loans.  At June 30, 2011, we had reduced that concentration to $31 million.  What makes construction and development loans unique is that, unlike most other loan categories, they depend on the sale of the underlying collateral as their primary source of repayment.  The housing crisis, coupled with the lack of demand for new housing construction and development, was the primary reason our losses were so significant during this cycle.  Additionally, a slowdown in the travel industry as a result of the economic downturn negatively impacted the hotel and motel industries.  Because of the change in our loan portfolio mix, we do not expect to have comparable such losses in the future.

Letter to the Securities and Exchange Commission
September 30, 2011

B.
Uncertain Duration and Impact of Weak Economy – This factor is not very meaningful because, as we have moved further into the cycle, our business mix and staffing levels have adjusted and will continue to adjust to accommodate the weak economic conditions.  While a weak economy may prevent us from achieving significant earnings growth, it will not necessarily keep us from earning the modest profits sufficient to fully use our net operating loss carry-forwards.

C.
Regulatory Restrictions – This factor is also not meaningful because while we are not currently in full compliance with all of the terms of the Consent Order, we believe we will regain full compliance as we increase our capital through earnings.  Even if the Consent Order remains, however, it has no material impact on our day-to-day business.

In light of our compelling positive factors, and the absolute and material relative weakness of the negative factors, we cannot conclude that it “is more likely than not” that we will not fully utilize all of our deferred tax assets in the 20 years available.

Signature Page

5.	Please note that, pursuant to the signature requirements for Form 10-K, the person serving in the capacity of principal accounting officer must be identified.

Response:

The Company’s principal accounting officer will be identified in accordance with the signature requirements for Form 10-K in the Company’s future filings.  For the year ended December 31, 2010, the Company’s principal accounting officer was Steven A. Rogers, Vice President and Chief Financial Officer of the Company.

Form 10-Q for Fiscal Quarter Ended June 30, 2011  Note 6. Loans, page 12

6.	Please revise future filings to disclose the information required by ASC 310-10-50- 15(c)(1), (2) and (3) for each period for which results of operations are presented.

Response:

The requested revision will be made in the Company’s future filings.  A sample of such quarterly disclosure is provided below:

Letter to the Securities and Exchange Commission
September 30, 2011

The following table presents the activity in the allowance for loan losses by portfolio segment for the three months ended June 30, 2011:

	Commercial, financial and agricultural	Real estate - mortgage	Real estate - construction	Consumer
Balance at March 31, 2011	$1,037,876	$1,208,774	$1,698,647	$56,092
Provision for loan losses	180,498	425,758	589,636	104,108
Amounts charged off	(274,808)	(231,123)	(257,802)	(73,600)
Recoveries on amounts previously charged off	3,092	-	13,788	8,705
Balance at June 30, 2011	$946,658	$1,403,409	$2,044,269	$95,305

Results of Operations, page 21

7.
We note disclosure on page 14 that your impaired loans have increased from $16.6 million as of December 31, 2010 to $33 million as of June 30, 2011. You also disclose on page 21 that the increase in the provision during the second quarter of 2011 was primarily due to increased loan charge-offs. Please tell us in detail and revise your future filings to more comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and increased charge-offs and provisions. In your discussion, please provide an analysis of the specific and general components of your allowance for loan losses detailing how observed changes in the underlying credit quality of the applicable loan portfolio resulted in and were directionally consistent with each component of the allowance. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses. We may have further comment upon receipt and review of your response.

Response:

The Bank analyzes its allowance for loan and lease losses (“ALLL”) on a monthly basis.  It is the policy of the Bank to maintain an ALLL at a level that is appropriate and determined in accordance with GAAP, the Bank’s stated policies and procedures, and management’s best judgment.  Additions to the allowance for loan losses are made by charges to the provision for loan losses.  Loans deemed to be uncollectible are charged against the allowance for loan losses.  Recoveries of previously charged off amounts are credited to the allowance for loan losses.

The allowance methodology complies with the most recent Regulatory Interagency Policy Statement guidance addressing the ALLL to include analysis of the pass grade segment of the loan portfolio under FASB Statement No. 5 guidelines and loans identified as impaired under FASB Statement No. 114 guidance.  The ALLL is analyzed and updated monthly by management with appropriate adjustments based on loan balance and historical net charge-off changes.  The ALLL is analyzed and updated for FAS 5 qualitative/environmental factors on a quarterly basis.  The FAS 5 component provides a collective loan analysis of the unimpaired or pass grade segment of the loan portfolio.  The FAS 114 component analyzes individual loan impairments and pooled nonaccrual loans not individually analyzed.

The FAS 5 analysis applies to groups of loans with similar risk characteristics, including individually evaluated loans determined not to be impaired and smaller balance homogeneous loans.  Loans are categorized by similar types to arrive at gross loans.  Loans considered impaired and nonaccrual loans not impaired are subtracted from gross loans to arrive at a net balance.  The historical loss ratio and qualitative/environmental factor percentages are added together to arrive at a total reserve percentage.  The total reserve percentage is multiplied by the net balance for each loan category to arrive at the total required reserve on unimpaired loans.

Letter to the Securities and Exchange Commission
September 30, 2011

The following list details the breakdown by loan type in the methodology process for the FAS 5 analysis used to arrive at a required reserve for each loan type category.

●	1-4 Family Residential Loans

●	All Other Real Estate Loans

●	Hotel Loans

●	Construction Loans

●	Development Loans – Participations

●	Development Loans – Oconee State Bank Originated

●	Loans to Churches & Non-profit Organizations

●	Farm Loans

●	Commercial & Industrial Loans

●	Consumer Loans

●	Credit Cards

●	All Other Loans

A rolling 12-month net charge-off history by category is used to arrive at the historical loss ratio for each type of loan.  The net charge-offs used represent a 12-month rolling balance where the oldest month is deleted and the current month is added each month.

There are ten qualitative or environmental factors that are likely to cause credit losses to differ from the Bank’s historical loss experience.  Nine of the qualitative/environmental factors reflect changes which can impact the Bank’s loan portfolio.  One of the factors additionally allows for adjustments to the historical loss ratio based on adjustments necessary to limit the historical loss ratio to 100% or less. These factors are applied to each loan type category.  The impact of changes to these factors are reviewed and adjusted quarterly as part of the comprehensive review process.

The ten qualitative/environmental factors are as follows:

●	Changes in Lending Policies and Procedures

●	Changes in Economic and Business Conditions

●	Changes in Nature and Volume of Portfolio

●	Changes in Lending Staff

●	Changes in Volume and Severity of Problem Loans

●	Changes in Quality of Loan Review System

●	Changes in Value of Collateral

Letter to the Securities and Exchange Commission
September 30, 2011

●	Changes in Concentrations

●	Changes in External Factors

●	Changes in Loan Type Categories and Related Adjustments

Each factor per loan type category is risk assessed as None, Low, Moderate, Above Average, or High Risk ands is currently risk rated as follows:

(a) None	0.000%

(b) Low	0.050%

(c) Moderate	0.100%

(d) Above Average	0.175%

(e) High	0.250%

The historical loss ratio is added to the qualitative/environmental factors to arrive at the total reserve percentage by loan type category.

For the six months ended June 30, 2011, the provision for loan losses was $1.8 million compared to $1.42 million for the same period in 2010. The provision for loan losses increased in 2011 as compared to 2010 as a result of a higher level of historical charge-offs at June 30, 2011 as compared to June 30, 2010.  The historical charge-offs are primarily tied to the construction and real estate development industry, which has continued to experience a prolonged downturn throughout 2010 and the first half of 2011.  The historical charge-offs are part of the calculation used to determine the adequacy of the loan loss reserve.  The nature of the process by which the Company determines the appropriate allowance for loan losses requires the exercise of considerable judgment.  It is management’s belief that the allowance for loan losses is adequate to absorb possible losses in the portfolio.

For the quarterly period ended June 30, 2011, the Bank provided $1.3 million to the allowance for loan losses.  This is an increase of $800,000 compared to the first quarter of 2011 and an increase of $80,000 compared to the same time period during 2010.  The significant increase in provision expense during the second quarter of 2011 was primarily due increased loan charge-offs during the second quarter of 2011 as compared to the first quarter.

We will revise future filings to include a more complete discussion of these issues similar to the discussion contained in this response to the Staff’s comment.

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Letter to the Securities and Exchange Commission
September 30, 2011

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (404) 815-6270.  Thank you.

Sincerely,

/s/ James W. Stevens
James W. Stevens

cc:	Steven A. Rogers, Oconee Financial Corporation Kris Trainor, Mauldin & Jenkins, LLC

Exhibit A

Table 8
Non-performing Assets
	December 31,
	2010	2009	2008		2007		2006

Other real estate and repossessions	$5,446,000	$6,966,000	$1,782,000		$-		$744,000
Accruing loans 90 days or more past due	681,000	-	24,000		-		623,000
Non-accrual loans	16,358,000	17,706,000	28,772,000		9,057,000		678,000
Interest on non-accrual loans which would have been reported	890,000	1,546,000	1,045,000		408,000		91,000
Interest recognized on non-accrual loans	95,000	24,000	188,000		285,000		14,000
Restructured debt	4,575,000	-	4,351,000	(1)	3,240,000	(1)	-
___________
(1)  Included in non-accrual loans above

A loan is placed on non-accrual status when, in management’s judgment, the likelihood of collecting interest appears questionable.  As a result of management’s ongoing review of the loan portfolio, loans are classified as non-accrual generally when they are past due in principal and interest for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms.  Exceptions are allowed for 90 day past due loans when such loans are well secured and in process of collection or renewal.  Generally, payments received on non-accrual loans are applied directly to principal.

While we experienced a substantial increase in non-accrual loans between 2007 and 2008 as the general economic environment and the real estate markets in which we operate deteriorated, we have significantly reduced non-accrual loans over the past two years.  Non-accrual loans declined 38.46% from December 31, 2008 to December 31, 2009 and 7.61% from December 31, 2009 to December 31, 2010.  As part of those declines, we experienced an increase in other real estate and repossessions.  As a result, total classified assets declined 0.59% from December 31, 2008 to December 31, 2009 and 1.56% from December 31, 2009 to December 31, 2010.  The Bank achieved reductions in classified assets that exceeded the required reductions in its Consent Order at all required dates.  The Bank has developed and maintains reduction plans to reduce classified assets at the borrower level and in the aggregate.  Additionally, the Bank maintains significant focus on achieving these reduction targets.

Non-accrual loans have the effect of reducing interest income of the Bank without a comparable reduction in expenses and classified assets reflect the overall asset quality of the Bank.  Increases in both of these areas are detrimental to the Bank’s overall profitability and to our efforts to achieve sufficient improvement in asset quality and justify the elimination of the Consent Order.

Management regularly monitors the loan portfolio to ensure that all loans are appropriately classified.  Should economic conditions continue to deteriorate, the inability of distressed customers to service their existing debt could cause even higher levels of non-performing loans.